Filed pursuant to Rule 424(b)(5)

Registration No. 333-126053

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 28, 2005)

$1,000,000,000

Dominion Resources, Inc.

$1,000,000,000 2005 Series D Floating Rate Senior Notes Due 2007

The Senior Notes will bear interest at a floating rate and will mature on September 28, 2007. We will pay interest on the Senior Notes on March 28, June 28, September 28 and December 28 of each year beginning December 28, 2005.

Beginning March 28, 2006 we may, at our option, redeem all or any of the Senior Notes on any Interest Payment Date at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued interest.

We will not make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Investing in the Senior Notes involves risks. For a description of these risks, see “ Risk Factors” on page S-8.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Dominion Before Expenses(1)

Per Senior Note	100%	0.25%	99.750%
Total	$1,000,000,000	$2,500,000	$997,500,000

(1)	Plus accrued interest from September 28, 2005, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 28, 2005.

Joint Book-Running Managers

Lehman Brothers

JPMorgan                  Wachovia Securities

Goldman, Sachs & Co.

The date of this prospectus supplement is September 23, 2005.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Senior Notes we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Senior Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the Senior Notes in the prospectus supplement differs from the description of Senior Debt Securities in the accompanying base prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you. We have not authorized, and we have not authorized the underwriters to authorize, anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this prospectus supplement or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	Current Reports on Form 8-K, filed January 4, 2005, January 27, 2005, March 3, 2005, April 26, 2005, May 18, 2005, May 31, 2005, June 17, 2005, July 12, 2005, August 18, 2005 and September 6, 2005.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus supplement which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statement.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our most recent Quarterly Report on Form 10-Q, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is incorporated by reference in this prospectus supplement, and we refer you to that report for further information. The factors include weather conditions;

governmental regulations; cost of environmental compliance; inherent risk in the operation of nuclear facilities; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position and the underlying value of our assets; trading counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in trusts and benefit plans; fluctuations in interest rates; changes in rating agency requirements or ratings; changes in accounting standards; collective bargaining agreements and labor negotiations; the risks of operating businesses in regulated industries that are subject to changing regulatory structures; changes to regulated gas and electric rates recovered by Dominion; transitional issues related to the transfer of control over our electric transmission facilities to a regional transmission organization; receipt of approvals for and the timing of the closing dates for acquisitions; realization of expected business interruption insurance proceeds; political and economic conditions (including inflation and deflation); and completing the divestiture of investments held by Dominion Capital, Inc. Although we strive to mitigate market risk through our risk management activities, changes in commodity prices can have an adverse impact on earnings and asset values.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, unless otherwise indicated, the words “Dominion,” “Company,” “we,” “our” and “us” refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of the Senior Notes” section of this prospectus supplement and the “Description of Debt Securities” and “Additional Terms of the Senior Debt Securities” sections of the accompanying prospectus contain more detailed information regarding the terms and conditions of the Senior Notes. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of June 30, 2005, we had approximately $47.5 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 4.0 million customer accounts and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.1 million customer accounts and manages 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania.

Dominion Energy—Dominion Energy manages our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, an approximately 760 billion cubic foot natural gas storage network and our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 5.9 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.2 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

    Dominion Generation—Dominion Generation manages our approximately

28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Dominion’s strategy for its electric generation operations focuses on serving customers in the MAIN-to-Maine region. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Dominion’s address and telephone number are: 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

6 Months Ended June 30, 2005	12 Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
3.68	2.81	2.78	2.29	2.82	1.82	1.56

THE OFFERING

The Senior Notes

We are offering $1,000,000,000 aggregate principal amount of the Senior Notes.

The Senior Notes will be represented by one or more global certificates that will be deposited with the trustee, and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through DTC’s book-entry system.

Interest Payment Dates

Interest on the Senior Notes will be payable quarterly in arrears on March 28, June 28, September 28 and December 28, commencing on December 28, 2005.

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for the Interest Payment Date will be the close of business on the business day before the Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for the Interest Payment Date will be the close of business on the fifteenth calendar day prior to the Interest Payment Date (whether or not a business day).

Optional Redemption

We may not redeem the Senior Notes prior to March 28, 2006. Beginning March 28, 2006 we may, at our option, redeem some or all of the Senior Notes on any Interest Payment Date at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued interest to the date of redemption. The Senior Notes may not be redeemed at any time at the option of the holder.

Ranking

The Senior Notes rank equally with all of our other senior unsecured indebtedness, and are senior in right of payment to all our subordinated indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. Additionally, because we are a holding company that conducts all of our operations through our subsidiaries, holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries. See “Description of the Senior Notes—Ranking” on page S-13.

No Listing of the Senior Notes

We do not plan to make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Use of Proceeds

We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of short-term debt and to provide additional liquidity to support operations. See “Use of Proceeds” on page S-10.

RISK FACTORS

Your investment in the Senior Notes involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is specifically incorporated by reference into this prospectus. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the Senior Notes is suitable for you.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of June 30, 2005, we had approximately $47.5 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operations, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 4.0 million customer accounts and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.1 million customer accounts and manages 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania.

Dominion Energy—Dominion Energy manages our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, an approximately 760 billion cubic foot natural gas storage network and our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 5.9 trillion cubic feet of proved natural gas reserves and, under normal conditions, approximately 1.2 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,100 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Dominion’s strategy for its electric generation operations focuses on serving customers in the MAIN-to-Maine region. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia, West Virginia and Wisconsin.

Principal Subsidiaries

Dominion’s principal direct, legal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), an oil and gas producer, and a transporter, distributor and retail marketer of natural gas serving customers in the Northeast, the Mid-Atlantic and the Midwest, and Dominion Energy, Inc., an independent power and natural gas subsidiary.

Recent Developments and Other

In late August 2005, Hurricane Katrina, a Category 4 hurricane, hit the Gulf Coast region. The storm impacted oil and gas operations in the offshore and onshore Gulf of Mexico region, including our offshore exploration and production operations. Before Hurricane Katrina, our Gulf of Mexico operations were producing approximately 435 million cubic feet equivalent of daily production, and we anticipated a production increase to approximately 525 million cubic feet equivalent of daily production by the end of September. Following Hurricane Katrina, we had restored production to approximately 240 million cubic feet equivalent of daily production as of September 20, 2005. Our major offshore sites, including Devils Tower, Front Runner, Neptune and Main Pass 281 suffered only minimal damage. A smaller platform, Main Pass 270, which was producing approximately 11.5 million cubic feet equivalent of daily production, suffered severe damage. Before the arrival of Hurricane Rita in the Gulf of Mexico, we were prepared to resume all of our offshore Gulf of Mexico production except for the Main Pass 270 platform, but were limited in our ability to do so due to damage to pipeline structures and onshore terminals owned by third parties.

We maintain business interruption insurance coverage for losses related to hurricane damage to our facilities and losses resulting from damage to pipelines and processing facilities owned by third parties. The coverage is subject to a 30-day deductible period.

As a result of damage to our New Orleans office from Hurricane Katrina, we have temporarily relocated our headquarters for the offshore operations and its 440 employees and their families to Houston.

Hurricane Rita, currently a Category 3 hurricane, is expected to hit the Texas and Louisiana coastline early on September 24, 2005 and is likely to adversely affect the oil and gas industry generally, including our operations in the Gulf of Mexico region. We cannot predict at this time the potential additional damage or disruptions to our operations that may result from Hurricane Rita.

Because of the changes our industry is undergoing, including proposed mergers between some of our competitors, we continue to encounter opportunities for acquisitions and divestitures of assets. While our current business focus is on managing our existing assets, we may consider certain asset acquisitions and divestitures that would be consistent with our strategic growth principles. We regularly investigate and explore any opportunities that may increase shareholder value or build or capitalize on our existing asset platform. We often participate in bidding, negotiating or marketing processes for those transactions.

For additional information about our company, see “Where You Can Find More Information” on page S-3.

USE OF PROCEEDS

We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of short-term debt. The short-term debt will include some or all of our commercial paper. At August 31, 2005, the weighted average maturity of our $1.52 billion of outstanding commercial paper was approximately 11.72 days and the weighted average interest rate was 3.64%. Proceeds may also be used to provide additional liquidity that may be needed to support our operations in the aftermath of Hurricane Rita.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of June 30, 2005.

The “As Adjusted for Completed Offerings” column reflects our capitalization after giving effect to our offerings of $500,000,000 2005 Series C 5.15% Senior Notes due 2015 and $200,000,000 of Series B 5.95% Senior Notes due 2035 that each settled on July 14, 2005 and the issuance of 5,000,000 shares of our common stock in exchange for $319,700,000 on August 12, 2005 in settlement of a forward stock sale agreement (the Completed Offerings) and the use of the net proceeds from those offerings.

The “As Fully Adjusted” column reflects our capitalization after giving effect to this offering of Senior Notes and the Completed Offerings and the use of the net proceeds from all of the offerings. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2004 as well as the unaudited information presented in our most recent Quarterly Report on Form 10-Q. See “Where You Can Find More Information” on page S-3 and “Use of Proceeds” on page S-10.

	June 30, 2005
	(in millions)
	Actual	As Adjusted for Completed Offerings	As Fully Adjusted

Short-term debt[1]	$2,800	$1,782	$785
Long-term debt:
Mandatorily Convertible Debt Securities	330	330	330
Junior Subordinated Notes payable to affiliated trusts	1,441	1,441	1,441
Other long-term debt	13,368	14,068	15,068

Total long-term debt[2]	15,139	15,839	16,839
Subsidiary preferred stock not subject to mandatory redemption[3]	257	257	257
Total common shareholders’ equity	10,778	11,098	11,098

Total capitalization	28,974	28,976	28,979

[1]	Includes securities due within one year.
[2]	Actual June 30, 2005 amounts include the effect of unamortized discount ($91.3 million), unamortized premium ($45.4 million) and deferred losses on fair value hedges ($19.3 million).
[3]	Includes approximately $2 million of issuance expenses of preferred stock.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

6 Months Ended June 30, 2005[1]	12 Months Ended June 30, 2005[2]	Years Ended December 31,
		2004[3]	2003[4]	2002	2001[5]	2000[6]
3.68	2.81	2.78	2.29	2.82	1.82	1.56

[1]	Earnings for the six months ended June 30, 2005 include $15 million in impairment charges related to Dominion Capital, Inc. assets, $77 million in charges resulting from the termination of a long-term power purchase contract, $13 million in charges related to Dominion’s divestiture of its interest in a long-term power tolling contract, and $9 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2005.
[2]	Earnings for the twelve months ended June 30, 2005 include $48 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $145 million in charges resulting from the termination of certain long-term power purchase contracts, $198 million in charges related to Dominion’s divestiture of its interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $22 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2005.
[3]	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the valuation of Dominion’s interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.
[4]	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.
[5]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital, Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.
[6]	Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the specific terms of the Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying prospectus under the captions “Description of Debt Securities” and “Additional Terms of the Senior Debt Securities” and, to the extent it is inconsistent with the accompanying prospectus, replaces the description in the prospectus. The Senior Notes will be issued under an indenture dated as of June 1, 2000, between Dominion and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as indenture trustee, as supplemented and amended by the Thirty-First Supplemental Indenture, dated as of September 1, 2005. The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the description of the Senior Notes in the accompanying prospectus, the Senior Indenture and the Thirty-First Supplemental Indenture. Capitalized terms used in this “Description of the Senior Notes” that are not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus, the Senior Indenture or the Thirty-First Supplemental Indenture. In the “Description of Senior Notes” section, references to “Dominion,” “we,” “us” and “our” mean Dominion Resources, Inc., excluding any of its subsidiaries unless otherwise expressly stated or the context otherwise requires.

General

The Senior Notes will be unsecured senior obligations of Dominion. The Senior Notes will initially be limited in aggregate principal amount to $1,000,000,000. We may, without the consent of the existing holders of Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Senior Notes. Any additional notes having such similar terms, together with the Senior Notes, will constitute a single series of notes under the Senior Indenture.

The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on September 28, 2007. The Senior Notes are not subject to any sinking fund provision. The Senior Notes are available for purchase in denominations of $1,000 and any integral multiple of $1,000.

Ranking

The Senior Notes will be our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured debt and will be effectively subordinated to our secured debt, if any.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Senior Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Senior Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of June 30, 2005, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock with an aggregate liquidation preference of $259 million. In addition to trade debt, most of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 2005, our subsidiaries had approximately $8.5 billion of outstanding long-term debt (including securities due within one year).

The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Interest

Each Senior Note will bear interest at a floating rate of interest from the date of original issuance.

The per annum interest rate for the period from the issue date to the first LIBOR Rate Reset Date will be equal to the Three Month LIBOR Rate on September 26, 2005 plus 30 basis points (0.30%) (the Initial Interest Rate).

Following the initial interest period the per annum interest rate on the Senior Notes will be equal to the Three Month LIBOR Rate plus 30 basis points (0.30%). Such interest rate will be reset on the 28th day of the months of March, June, September and December of each year beginning in December 2005 (each a LIBOR Rate Reset Date).

If any LIBOR Rate Reset Date falls on a day that is not a business day, the LIBOR Rate Reset Date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the LIBOR Rate Reset Date will be the next preceding business day. As used herein, “business day” means a day other than a Saturday or Sunday, a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or a day on which the Corporate Trust Office is closed for business. The interest rate in effect on any LIBOR Rate Reset Date will be the applicable rate as reset on that date. The interest rate applicable to any other day will either be the Initial Interest Rate or the interest rate as reset on the immediately preceding LIBOR Rate Reset Date.

The “Three Month LIBOR Rate” means the rate determined in accordance with the following provisions:

(1)	On the LIBOR Interest Determination Date, the Calculation Agent or its affiliate will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. Dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR Interest Determination Date.

(2)

If no rate appears on Telerate Page 3750 on the LIBOR Interest Determination Date, the Calculation Agent or its affiliate will request the principal London offices of four major reference banks in the London Inter-Bank Market to provide it with their offered quotations for deposits in U.S. Dollars for the period of three months, commencing on the applicable LIBOR Rate Reset Date, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Three Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of those quotations. If fewer than two quotations are provided, then the Three Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the LIBOR Interest Determination Date by three major banks in New York City selected by the Calculation Agent or its affiliate for loans in U.S. Dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Calculation Agent or its affiliate are not providing quotations in the manner described by this paragraph, the rate for the period following the LIBOR Interest Determination Date will be the rate in effect on that LIBOR Interest Determination Date.

“Telerate Page 3750” means the display designated as “Telerate page 3750” on Moneyline Telerate, Inc. (or such other page as may replace “Telerate page 3750” on such service) or such other service displaying the offer prices, as may replace Moneyline Telerate, Inc.

“LIBOR Interest Determination Date” means the second LIBOR Business Day preceding each LIBOR Rate Reset Date.

“LIBOR Business Day” means any business day on which dealings in deposits in U.S. Dollars are transacted in the London Inter-Bank market.

“Calculation Agent” means JPMorgan Chase Bank, N.A., or its successor appointed by us, acting as calculation agent.

Interest is payable on the Senior Notes quarterly in arrears on March 28, June 28, September 28 and December 28 of each year (each, an Interest Payment Date). The initial Interest Payment Date will be on December 28, 2005. The amount of interest payable will be computed on the basis of the actual number of days in the relevant year divided by a 360-day year. If any Interest Payment Date, other than the maturity date of the Senior Notes, falls on a day that is not a business day, the Interest Payment Date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding business day. If the maturity date of the Senior Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date.

Accrued interest on any Senior Note will be calculated by multiplying the principal amount of the Note by an accrued interest factor. The accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day); however, interest payable at maturity will be paid to the person to whom principal is payable.

Limitation on Liens

While any of the Senior Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or will own in the future, to secure any of our debt, unless at the same time we provide that the Senior Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

(1)	purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

(2)	liens on our property or any shares of stock of any Material Subsidiary that exist as of the date the Senior Notes are first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

(3)	liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

(4)	debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis or (iii) prohibits secured debt from being incurred by that company;

(5)	debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

(6)	liens on any property that we acquire, construct, develop or improve after the date the Senior Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

(7)	liens in favor of Dominion, our Material Subsidiaries or our wholly-owned subsidiaries;

(8)	the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

(9)	any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause (9) does not exceed 10% of our common shareholders’ equity.

When we use the term “lien” in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least 20% of Dominion’s total assets on a consolidated basis; and “Principal Property” means any of Dominion’s plants or facilities located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by Dominion and our consolidated subsidiaries taken as whole.

Optional Redemption

The Senior Notes are not redeemable prior to March 28, 2006. Beginning March 28, 2006, the Senior Notes are redeemable at our option, in whole or in part, on any Interest Payment Date, at a redemption price equal to 100% of principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest to the Redemption Date.

We will mail a notice of redemption at least 20 days but not more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed. If we elect to partially redeem the Senior Notes, the trustee will select in a fair and appropriate manner the Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

The Trustee

The trustee under the Senior Indenture is JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. is also the property and guarantee trustee for Dominion Resources Capital Trust I, Dominion Resources Capital Trust II, Dominion Resources Capital Trust III and Dominion Resources Capital Trust IV and the trustee under the indenture related to our Junior Subordinated Debentures. JPMorgan Chase Bank, N.A. also serves as trustee under other indentures under which securities of certain of Dominion’s affiliates are outstanding.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with the trustee on behalf of DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the Trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This discussion summarizes certain U.S. federal income tax considerations relating to the Senior Notes applicable to Non-U. S. Holders. This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This discussion does not deal with all of the U.S. federal income tax consequences that may be relevant to particular investors or to investors subject to special treatment under U.S. federal income tax laws, nor does it deal with the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their own tax advisors with respect to the federal, state and local tax consequences of investing in the Senior Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of Senior Notes that is, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation other than a controlled foreign corporation or a passive foreign investment company,

•	an estate whose income is not subject to U.S. federal income tax on a net income basis, or

•	a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions.

Interest payments on the Senior Notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of Dominion’s stock entitled to vote,

•	the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to Dominion through actual or constructive ownership, and

•	the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States and either (a) the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the Non-U.S. Holder holds its Senior Notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of these exceptions apply, interest on the Senior Notes will be subject to a 30% withholding tax when paid, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8ECI. In the latter event, Non-U.S. Holders will generally be subject to U.S. federal income tax with respect to all income from the Senior Notes in the same manner as U.S. holders. In addition, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income.

In general, gain realized on the sale, exchange or retirement of the Senior Notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless:

•	the gain with respect to the Senior Notes is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, in which case the gain will be taxed in the same manner as interest that is effectively connected to such trade or business, or

•	the Non-U.S. Holder is a nonresident alien individual who holds the Senior Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale or other disposition of the Senior Notes and certain other conditions are satisfied.

Backup withholding will not be required with respect to interest paid to Non-U.S. Holders, so long as Dominion has received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, W-8ECI, W-8EXP or W-8IMY (or successor form) with all of the attachments required by the IRS. Interest paid to a Non-U.S. Holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to Non-U.S. Holders.

Information reporting and backup withholding may apply to the proceeds of a sale of Senior Notes by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless Dominion receives one of the IRS tax forms described above.

Backup withholding is not an additional tax and may be refunded (or credited against U.S. federal income tax liability, if any), provided that the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement (Underwriting Agreement), the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the Senior Notes set forth opposite their names below:

Name	Principal Amount of Senior Notes
Lehman Brothers Inc.	$340,000,000
J.P. Morgan Securities Inc.	260,000,000
Wachovia Capital Markets, LLC	260,000,000
Goldman, Sachs & Co.	140,000,000

$1,000,000,000

Lehman Brothers Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and Goldman, Sachs & Co. are acting as joint book-running managers in connection with the offering of the Senior Notes.

The Underwriting Agreement provides that the obligation of the several underwriters to purchase and pay for the Senior Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

The underwriters initially propose to offer part of each series of Senior Notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of 0.150% of the principal amount of the Senior Notes. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.050% of the principal amount of the Senior Notes. After the initial offering of the Senior Notes, the offering prices and other selling terms may from time to time be varied by the underwriters.

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $200,000.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We do not intend to apply for listing of the Senior Notes on a national securities exchange or for quotation on any automated quotation system, but have been advised by the underwriters that they intend to make a market in the Senior Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the development, maintenance or liquidity of the trading market for the Senior Notes.

In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Senior Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Senior Notes for the underwriters. In addition, to cover overallotments or to stabilize the prices of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the Senior Notes in the offering, if they repurchase previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters and their affiliates have, from time to time, performed, and currently perform and may in the future perform various investment or commercial banking, trust and financial advisory services for us and our affiliates in the ordinary course of business.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that member state it has not made and will not make an offer of Senior Notes to the public in that member state, except that it may, with effect from and including such date, make an offer of Senior Notes to the public in that member state:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Senior Notes to the public” in relation to any Senior Notes in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Senior Notes to be offered so as to enable an investor to acquire the Senior Notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that member state.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Senior Notes in circumstances in which Section 21(1) of such act does not apply to us and it has complied and will comply with all applicable provisions of such act with respect to anything done by it in relation to any Senior Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Senior Notes will be passed upon for Dominion by McGuireWoods LLP, and for the underwriters by Troutman Sanders LLP, which also performs certain legal services for us and our other affiliates on other matters.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and which report on the consolidated financial statements includes an explanatory paragraph as to changes in accounting principles in 2003 for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

$3,000,000,000

Senior Debt Securities

Junior Subordinated Debentures

Trust Preferred Securities, Related Guarantee and Agreement

as to Expenses and Liabilities

Common Stock

Preferred Stock

Stock Purchase Contracts

Stock Purchase Units

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 28, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell either separately or in units any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement as necessary. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION. When we use the terms “we”, “our”, “us”, “Dominion” or the “Company” in this prospectus, we are referring to Dominion Resources, Inc. and not Dominion Resources Capital Trust IV.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) until we sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Form 8-K, filed January 4, 2005, January 27, 2005, March 3, 2005, April 26, 2005, May 18, 2005, May 31, 2005 and June 17, 2005; and

•	the description of our common stock contained in Form 8-B (Item 4) dated April 29, 1983.

You may request a copy of these filings at no cost, by writing or telephoning us at: Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

You should rely only on the information contained in this document or to which this document refers you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

DOMINION

Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of March 31, 2005, we had approximately $47.1 billion in assets.

We manage our operations through four primary business lines that integrate our electric and gas services, streamline operation, and position us for long-term growth in the competitive marketplace:

Dominion Delivery—Dominion Delivery manages our local electric and gas distribution systems serving 4.0 million customer accounts and our customer service operations. We currently operate distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also operates our nonregulated retail energy marketing business serving approximately 1.1 million customer accounts and manages 200 billion cubic feet of natural gas storage in Ohio and Pennsylvania.

Dominion Energy—Dominion Energy manages our 7,900 miles of gas transmission pipeline, our 6,000 miles of electric transmission lines, an approximately 760 billion cubic foot natural gas storage network and our Cove Point, Maryland liquefied natural gas facility. It oversees certain natural gas production and producer services, including aggregation of gas supply, market-based services related to gas transportation and storage and associated gas trading.

Dominion Exploration & Production—Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 5.9 trillion cubic feet of proved natural gas reserves and 1.2 billion cubic feet equivalent of daily production, Dominion Exploration & Production is one of the nation’s largest independent oil and gas operators. We operate offshore on the outer continental shelf and deepwater areas of the Gulf of Mexico and onshore in western Canada, the Appalachian Basin, the Permian Basin, the Mid-Continent Region and other selected regions in the continental United States.

Dominion Generation—Dominion Generation manages our approximately 28,000 megawatt portfolio of electric power generation and guides our generation growth strategy and energy trading and marketing activities associated with optimization of our generation assets. The generation mix is diversified and includes coal, nuclear, gas, oil, hydro and purchased power. Dominion’s strategy for its electric generation operations focuses on serving customers in the MAIN-to-Maine region. Our generation facilities are located in Connecticut, Illinois, Indiana, Massachusetts, North Carolina, Ohio, Pennsylvania, Rhode Island, Virginia and West Virginia. In addition, we expect to complete the acquisition of the Kewaunee nuclear power plant located in northeastern Wisconsin in June 2005.

Principal Subsidiaries

Dominion’s principal direct, legal subsidiaries include Virginia Electric and

Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company (CNG), an oil and gas producer and a transporter, distributor and retail marketer of natural gas serving customers in the Northeast, Mid-Atlantic and Midwest, and Dominion Energy, Inc., an independent power and natural gas subsidiary.

Other

Dominion’s address and telephone number are 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2100.

For additional information about Dominion, see WHERE YOU CAN FIND MORE INFORMATION on page 2.

THE TRUST

Dominion Resources Capital Trust IV is a statutory trust formed under Delaware law by us, as sponsor for the Trust, and Chase Bank USA, National Association, who will serve as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. The trust agreement for the Trust will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trust are initially issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

The Trust exists for the exclusive purposes of

•	issuing two classes of trust securities, Trust Preferred Securities and trust common securities, which together represent undivided beneficial interests in the assets of the Trust;

•	investing the gross proceeds of the trust securities in a series of our Junior Subordinated Debentures;

•	acquiring such other assets or making such other investments as may be described in any prospectus supplement;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

The Junior Subordinated Debentures will be the sole assets of the Trust, and our payments under the Junior Subordinated Debentures issued to the Trust and the Agreement as to Expenses and Liabilities will be the sole revenue of the Trust.

No separate financial statements of the Trust are included in this prospectus. We believe that these financial statements would not be material to holders of the Trust Preferred Securities because the Trust has no independent operations and the purpose of the Trust is as described above. The Trust is not required to file annual, quarterly or special reports with the SEC.

The principal place of business of the Trust will be c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219.

USE OF PROCEEDS

The net proceeds from the sale of the securities offered by this prospectus will be used to finance capital expenditures and future acquisitions and to retire or redeem debt securities issued by us as authorized by the SEC under the Public Utility Holding Company Act of 1935 and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of this ratio, earnings are determined by adding distributed income of equity investees and fixed charges (excluding interest capitalized) to income before income taxes and minority interest after eliminating the equity in earnings or losses of equity investees. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, the portion of rental expense that is representative of the interest factor and preferred stock dividends of consolidated subsidiaries (grossed-up by a factor of pre-tax net income divided by net income).

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

3 Months Ended March 31, 2005[1]	12 Months Ended March 31, 2005[2]
		Years Ended December 31,
		2004[3]	2003[4]	2002	2001[5]	2000[6]
3.45	2.74	2.78	2.29	2.82	1.82	1.56

[1]	Earnings for the three months ended March 31, 2005 include $6 million in impairment charges related to Dominion Capital, Inc. assets, $77 million in charges resulting from the termination of a long-term power purchase contract, $11 million in charges related to the valuation of Dominion’s interest in a long-term power tolling contract, and $8 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2005.
[2]	Earnings for the twelve months ended March 31, 2005 include $41 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $144 million in charges resulting from the termination of certain long-term power purchase contracts, a $195 million charge related to the valuation of Dominion’s interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $24 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2005.
[3]	Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the valuation of Dominion’s interest in a long-term power tolling contract, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.
[4]	Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.
[5]	Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.
[6]	Earnings for the twelve months ended December 31, 2000 include $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2000.

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Debentures. We will issue the Senior Debt Securities in one or more series under our Senior Indenture dated as of June 1, 2000 between us and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank) as Trustee, as supplemented from time to time. We will issue the Junior Subordinated Debentures in one or more series under our Junior Subordinated Indenture dated as of December 1, 1997 between us and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus, and together the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES—Subordination.

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of March 31, 2005, Dominion Virginia Power had approximately 2.59 million issued and outstanding shares of preferred stock. In addition to trade debt, all of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of March 31, 2005, our subsidiaries had approximately $9.6 billion of outstanding long-term debt (including securities due within one year).

Neither of the Indentures limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or duly authorized officers authorizing the issuance. A form of supplemental indenture  to each of the Indentures is an exhibit to the registration statement.

The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Debt Securities, for issuances of additional Debt Securities of that series. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any payments due if the maturity of the Debt Securities is accelerated;

•	any optional redemption terms, or any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•	if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•	whether the Debt Securities will be issued in fully registered certificated form or book-entry form, represented by certificates deposited with the Trustee and registered in the name of a securities depositary or its nominee (Book-Entry Debt Securities);

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture & Sections 2.1 & 2.3 of the Subordinated Indenture.)

The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

No Debt Security will be subject to conversion, amortization or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to its stated maturity. Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on and after the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•	redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 1104 of the Senior Indenture & Section 3.2 of the Subordinated Indenture.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the Debt Securities of that series are selected for redemption; or

•	register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee prior to the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Section 4.1 of the Subordinated Indenture.)

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, and will be the responsibility of the participants.

Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 4.4 of the Subordinated Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After any repayment, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 12.4 of the Subordinated Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Global Securities

We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $500,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited with the Trustee and registered in the name of the securities depositary or its nominee. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 308 of the Senior Indenture and Section 2.2 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	Dominion;

•	the Trustee;

•	the Trust (only with respect to the Junior Subordinated Debentures if the Junior Subordinated Debentures are issued to the Trust); or

•	any agent of any of the above.

Covenants

Under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 & 1006 of the Senior Indenture & Sections 4.1, 4.2, 4.4 & 4.6 of the Subordinated Indenture.)

Consolidation, Merger or Sale

The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Indentures and the

Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable Indenture, and we will be relieved of our obligations under the applicable Indenture and the Debt Securities issued under it. (Sections 801 & 802 of the Senior Indenture & Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture.)

Events of Default

Event of Default when used in each of the Indentures, will mean any of the following:

•	failure to pay the principal or any premium on any Debt Security when due;

•	with respect to the Senior Debt Securities, failure to pay any sinking fund payment when due that continues for 60 days;

•	failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days (or for 30 days in the case of any Junior Subordinated Debentures); provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Junior Subordinated Debentures that permit such deferrals;

•	failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Debentures) of that series give written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of Dominion; or

•	any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Debentures) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601, 602 & 603 of the Senior Indenture & Sections 6.6, 6.7, 7.1 & 7.2 of the Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 14.2 of the Subordinated Indenture.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indentures. (Section 401 of Senior Indenture & Section 12.1 of Subordinated Indenture.)

Under federal income tax law, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Modification of Indentures; Waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 10.2 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 10.1 of the Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 6.6 of the Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Debentures were issued. (Section 4.7 of the Subordinated Indenture.)

Concerning the Trustee

JPMorgan Chase Bank, N.A. is the Subordinated Indenture Trustee and the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. Affiliates of JPMorgan Chase Bank, N.A. have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 7.1 of the Subordinated Indenture.)

The Trustee administers its corporate trust business at 4 New York Plaza, New York, New York 10004 (Attention: Worldwide Securities Services).

ADDITIONAL TERMS OF THE SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by Dominion

We must repay the Senior Debt Securities at the option of the holders prior to the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified Repayment Dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to

the Repayment Date. (Section 1302 of the Senior Indenture.)

For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

•	in the case of a certificated Senior Debt Security, the certificated Senior Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

•	in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the holder will be irrevocable. (Section 1303 of the Senior Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securities or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary’s records, to the Trustee. See DESCRIPTION OF DEBT SECURITIES—Global Securities.

Defeasance

We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Debt Securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Additional Covenants Applicable to Junior Subordinated Debentures

Under the Subordinated Indenture, if Junior Subordinated Debentures are issued to the Trust, we will:

•	maintain 100% ownership of the common securities of the Trust to which the Junior Subordinated Debentures have been issued while that series of the Junior Subordinated Debentures remains outstanding; and

•	pay to the Trust to which the Junior Subordinated Debentures have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on the Trust, so that the net amounts received and retained by the Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 4.8 & 4.9 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Debentures. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the interest rate for the Junior Subordinated Debentures, to the extent permitted by applicable law. (Section 2.10 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Debentures or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; or

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 4.9 of the Subordinated Indenture)

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 and 14.9 of the Subordinated Indenture.)

Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money whether or not evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate, commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 10.2 & 14.7 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

The Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove or replace trustees, who will conduct the business and affairs of the Trust. The trustees of the Trust will consist of:

•	two employees, officers or affiliates of the Company as Administrative Trustees;

•	a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

•	one trustee with its principal place of business or who resides in the State of

Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the Trust Preferred Securities. However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of at least 3% of the total capital of the Trust. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

The proceeds from the sale of the Trust Preferred Securities will be used by the Trust to purchase a series of our Junior Subordinated Debentures. These Junior Subordinated Debentures will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF THE GUARANTEE.

Unless otherwise provided in the applicable prospectus supplement, the assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Debentures held by the Trust. If we fail to make a payment on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

The Guarantee, when taken together with our obligations under the Junior Subordinated Debentures, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust.

The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Statutory Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Debentures held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debentures held by the Trust. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

The Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

•	the name of the Trust Preferred Securities;

•	the liquidation amount and number of Trust Preferred Securities issued;

•	the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

•	the date from which distributions will be cumulative;

•	the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the Junior Subordinated Debentures and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

•	any securities exchange on which the Trust Preferred Securities will be listed;

•	whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

The interest rate and interest and other payment dates of each series of Junior

Subordinated Debentures issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of the Trust.

Extensions

We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES—Option to Extend Interest Payment Period.

Distributions

Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account held by the Property Trustee. Unless otherwise provided in the applicable prospectus supplement, the Trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the Junior

Subordinated Debentures. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF THE GUARANTEE.

Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the trust securities. If the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. If any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the payment date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the related Junior Subordinated Debentures or to the extent the Junior Subordinated Debentures are redeemed prior to maturity. The related Junior Subordinated Debentures will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under “—Special Event Redemption.”

Upon the maturity of the related Junior Subordinated Debentures, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the related Junior Subordinated Debentures, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the related Junior Subordinated Debentures so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 20 nor more than 60 days’ notice of the redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)

Special Event Redemption

Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding section.

A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

•	the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

•	any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

•	which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold,

there is more than an insubstantial risk that:

•	the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the related Junior Subordinated Debentures,

•	interest payable to the Trust on the related Junior Subordinated Debentures is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

•	the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

An Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. If fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

If the Trust gives a notice of redemption in respect of the trust securities (which notice will be irrevocable), and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the related Junior Subordinated Debentures, then, by 12:00 noon, New York City time, on the redemption date, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either directly by the Trust or under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Conversion or Exchange Rights

The terms on which the Trust Preferred Securities are convertible into or exchangeable for common stock or our other securities will be contained in the applicable prospectus supplement. Those terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of common stock or our other securities to be received by the holders of Trust Preferred Securities would be subject to adjustment.

Distribution of the Junior Subordinated Debentures

We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause the related Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the Junior Subordinated Debentures will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

The amended trust agreement will state that the Trust will be dissolved:

•	upon our bankruptcy;

•	upon the filing of a certificate of dissolution or its equivalent with respect to us;

•	upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

•	90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

•	upon the distribution of the related Junior Subordinated Debentures directly to the holders of the trust securities;

•	upon the redemption of all of the trust securities; or

•	upon entry of a court order for the dissolution of us or the Trust. (Section 8.1 of the Amended Trust Agreement.)

In the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

•	cash equal to the total liquidation amount of the Trust Preferred Securities specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

•	the related Junior Subordinated Debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of the Trust, subject to obtaining any required regulatory approval, Junior Subordinated Debentures held by the Trust will be distributed to the holders of the trust securities in liquidation of the Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

An event of default under the Subordinated Indenture relating to the Junior Subordinated Debentures held by the Trust will be an event of default under the amended trust agreement (a Trust Enforcement Event). See DESCRIPTION OF DEBT SECURITIES—Events of Default.

In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

•	the distribution of the related Junior Subordinated Debentures to holders of the trust securities of the Trust,

•	the redemption of all of the trust securities of the Trust, and

•	mergers, consolidations or amalgamations of the Trust permitted by the amended trust agreement.

Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived or otherwise eliminated, the

Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. If any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

Upon the occurrence of a Trust Enforcement Event, the Property Trustee, as the sole holder of the related Junior Subordinated Debentures, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the related Junior Subordinated Debentures to be immediately due and payable.

If a Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee’s rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Debentures when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST.

Removal and Replacement of Trustees

Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Debentures has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity (each, a Merger

Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

•	the successor entity either

•	assumes all of the obligations of the Trust relating to its trust securities or

•	substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

•	we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the related Junior Subordinated Debentures;

•	if listed, the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

•	the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

•	the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity;

•	the successor entity has a purpose identical to that of the Trust;

•	prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

•	the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders’ interest in the new entity;

•	following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	following the Merger Event, the Trust or the successor entity will continue to be classified as a grantor trust for U.S. federal income tax purposes;

•	we or any permitted successor or assignee guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee; and

•	the successor entity expressly assumes all of the obligations of the Trust with respect to the Trustees.

In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreement.)

Voting Rights; Amendment of Trust Agreement

The holders of Trust Preferred Securities have no voting rights except as discussed under —Mergers, Consolidations or Amalgamations of the Trust and DESCRIPTION OF THE GUARANTEE—Amendments, and as otherwise required by law and the amended trust agreement.

The amended trust agreement may be amended if approved by a majority of the Administrative Trustees of the Trust. However, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect,

•	any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise or

•	the dissolution, winding-up or termination of the Trust other than under the terms of its amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

No amendment may be made to an amended trust agreement if that amendment would:

•	cause the Trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

•	reduce or otherwise adversely affect the powers of the Property Trustee; or

•	cause the Trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (Section 11.1 of the Amended Trust Agreement.)

The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

•	direct the exercise of any power conferred

upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the related Junior Subordinated Debentures, to:

•	exercise the remedies available under the Subordinated Indenture with respect to the related Junior Subordinated Debentures,

•	waive any event of default under the Subordinated Indenture that is waivable or

•	cancel an acceleration of the principal of the related Junior Subordinated Debentures.

The Property Trustee is generally not obligated to take the foregoing actions unless it obtains an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)

As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

•	we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

•	any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

JPMorgan Chase Bank, N.A. is the Property Trustee. It is also the Guarantee Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also serves as trustee under other indentures pursuant to which our securities and securities of certain of our affiliates are outstanding.

For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Trust Preferred Securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event. (Section 3.9 of the Amended Trust Agreement.)

Information Concerning the Delaware Trustee

Chase Bank USA, National Association, will serve as trustee of the Trust in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. It is an affiliate of JPMorgan Chase Bank, N.A. which serves as Property Trustee and in the other capacities described above under “—Information Concerning the Property Trustee.”

Information Concerning the Administrative Trustees

The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

•	will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

•	will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

•	will cause the Junior Subordinated Debentures it holds to be treated as our indebtedness for U.S. federal income tax purposes.

We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF THE GUARANTEE

We will execute the Guarantee from time to time for the benefit of the holders of the Trust Preferred Securities.

JPMorgan Chase Bank, N.A. will act as Guarantee Trustee under the Guarantee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Trust Preferred Securities.

The following description of the Guarantee is only a summary. The form of Guarantee is an exhibit to the registration statement.

General

We will irrevocably and unconditionally agree under the Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in the Guarantee, to the holders of the Trust Preferred Securities, to the extent that the Guarantee Payments are not paid by or on behalf of the Trust. We are required to pay the Guarantee Payments to the extent specified in the Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

The following payments and distributions on the Trust Preferred Securities of the Trust are Guarantee Payments:

•	any accrued and unpaid distributions required to be paid on the Trust Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

•	the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

•	upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of the related Junior Subordinated Debentures to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

•	the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

•	the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the related Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

The Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the Trust Preferred Securities from the time of issuance of the Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the Junior Subordinated Debentures that the Property Trustee holds under the Trust, the Trust will not make the related payments on the Trust Preferred Securities.

Subordination

Our obligations under the Guarantee will be unsecured obligations. Those obligations will rank:

•	subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

•	equal in priority with the outstanding Junior Subordinated Debentures and similar outstanding guarantees; and

•	senior to our preferred and common stock. (Section 6.2 of the Guarantee.)

As of March 31, 2005, we had approximately $825 million principal amount of Junior Subordinated Debentures outstanding that rank equal in priority with the Guarantee. We have common stock outstanding that ranks junior to the Guarantee.

The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Sections 5.4 and 5.5 of the Guarantee.)

The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

Amendments

We may amend the Guarantee without the consent of any holder of the Trust Preferred Securities to which the Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the Guarantee with the approval of the holders of more than 50% of the outstanding Trust Preferred Securities to which the Guarantee relates. (Section 9.2 of the Guarantee.)

Termination

The Guarantee will terminate and be of no further effect when:

•	the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

•	we distribute the related Junior Subordinated Debentures to the holders of those Trust Preferred Securities; or

•	the amounts payable upon liquidation of the related Trust are fully paid. (Section 7.1 of the Guarantee.)

The Guarantee will remain in effect or will be reinstated if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid to that holder with respect to those Trust Preferred Securities or under the Guarantee.

Material Covenants

We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

•	we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Debentures, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

•	we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholder rights plan;

•	payments to a trust holding securities of the same series under a guarantee; and

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Guarantee is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The Trust, as holder of the Guarantee and the Junior Subordinated Debentures will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

Events of Default

An event of default will occur under the Guarantee if we fail to perform any of our payment obligations under the Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if an event of default occurs under the related Guarantee. (Section 3.1 of the Guarantee.)

The holders of a majority of the Trust Preferred Securities to which the Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to the Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under the Guarantee. Any holder of the related Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder’s rights under the

Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

JPMorgan Chase Bank, N.A. is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank, N.A. JPMorgan Chase Bank, N.A. also serves as trustee for other indentures under which securities of ours and certain of our affiliates are outstanding.

The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section 3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

AGREEMENT AS TO EXPENSES AND LIABILITIES

We will enter into an Agreement as to Expenses and Liabilities as required under the Trust Agreement. The Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the Trust to each person or entity to whom the Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay amounts due to the holders of the Trust Preferred Securities and the trust common securities.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST

We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the Trust has funds available for the payments, to the extent described under DESCRIPTION OF THE GUARANTEE. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities.

As long as we make payments of interest and other payments when due on the Junior Subordinated Debentures held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

•	the total principal amount of the related Junior Subordinated Debentures will be equal to the sum of the total liquidation amount of the trust securities;

•	the interest rate and interest and other payment dates on the related Junior Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

•	we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under its Trust Preferred Securities; and

•	the amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

If and to the extent that we do not make payments on the related Junior Subordinated Debentures, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

DESCRIPTION OF CAPITAL STOCK

As of March 31, 2005, our authorized capital stock was 520,000,000 shares. Those shares consisted of 20,000,000 shares of preferred stock and 500,000,000 shares of common stock. As of March 31, 2005, no shares of Preferred Stock were issued and outstanding and approximately 340.5 million shares of common stock were issued and outstanding. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “D”. Any additional common stock we issue will also be listed on the NYSE.

Dividends

Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

Under certain circumstances, the Subordinated Indenture also restricts our ability to pay cash dividends.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Transfer Agents and Registrars

We, along with Continental Stock Transfer & Trust Company, are transfer agent and registrar. You may contact us at the address listed on page 2 or Continental located at 17 Battery Place, New York, New York 10004.

Preferred Stock

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we issue preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes will have no effect on the outcome.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors’ Duties

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

Members of our Board of Directors serve one-year terms and are elected annually. Directors may be removed from office for cause by the vote of two-thirds of the outstanding shares entitled to vote.

Shareholder Proposals and Director Nominations

Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder’s name and address and number of shares held and any material interest of the shareholder in the proposal.

Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the vice chairman, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

Amendment of Articles

Generally, our Articles may be amended by a plurality of the shares represented at a meeting where a quorum is present. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

Indemnification

We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer’s or director’s duty of care.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, trust preferred securities, preferred stock or debt obligations of third parties, including U.S.

treasury securities or obligations of our subsidiaries, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

As of March 31, 2005, we had 6,600,000 stock purchase units outstanding which trade on the NYSE under the symbol “D PrU.” These units obligate holders to purchase up to 5,518,260 shares of our common stock from us by May 15, 2006.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

We may also sell offered securities directly. This may include sales of our common stock to holders of our stock purchase units. In this case, no underwriters or agents would be involved.

Derivative Transactions

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the Act), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

McGuireWoods LLP, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of June 1, 2005, partners of McGuireWoods LLP owned less than one-half of one percent of our common stock. Certain matters relating to the formation of the Trust and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger P.A., special Delaware counsel to the Trust and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and which report on the consolidated financial statements includes an explanatory paragraph as to changes in accounting principles in 2003 for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.